Filed by American Finance Trust, Inc.

Commission File No. 000-55197

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Finance Trust, Inc. (“AFIN”) and American Realty Capital — Retail Centers of America, Inc. (“RCA”). The following are investor presentations prepared by AFIN and RCA to be presented during webcasts regarding the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

AFIN Investor Presentation

0 Acquisition of American Realty Capital – Retail Centers of America

AFIN to Acquire American Realty Capital – Retail Centers of America

American Finance Trust

On September 7, 2016, American Finance Trust (“AFIN”) announced that it entered into an agreement to acquire American Realty Capital – Retail Centers of America (“RCA”) for $1.5 billion[(1)], and create a premier, retail-focused, diversified real estate investment trust ("REIT") that is expected to achieve meaningful cost savings



The Streets of West Chester – West Chester, OH


BED BATH & BEYOND
ROSS

Shops at Shelby Crossing – Sebring, FL


CINEMARK

Township Marketplace – Monaca, PA

- ✓ **Enhanced Size and Scale:** Combined portfolio would have 490 properties[(2)] and a total enterprise value of $3.9 billion[(1)]; combines two complementary real estate asset classes of single-tenant triple-net and multi-tenant retail properties, creating meaningful scale for a future liquidity event
- ✓ **Accretive Transaction:** The transaction is expected to be accretive in the first year post-acquisition
- ✓ **Improved Capital Structure:** A deleveraging transaction that optimizes AFIN's capital structure by decreasing leverage and is expected to increase its ability to service debt and its access to capital markets
- ✓ **Tenant Diversification:** The addition of RCA's retail portfolio will broaden AFIN's retail tenant base and decrease its top ten tenant concentration on an annualized straight-line rent basis to 47.7% [(2)(3)] from 75.3%[(3)]
- ✓ **Cost Savings and Synergies:** The revised AFIN management agreement creates a lower fee structure and provides a path to internalization

1) Based on AFIN's published estimated per share NAV and the total merger consideration of approximately $10.26/share to RCA; inclusive of net debt as of September 30, 2016 and share count as of December 15, 2016.
2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sales agreement. Please refer to the “Definitions” slide.
3) As of September 30, 2016.

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2 Transaction Structure Consideration (1) Financing Break - up Fee Board Composition Timing & Process  AFIN to acquire RCA in a transaction valued at $1.5 billion (2)  Each RCA common share converts into the right to receive 0.385 AFIN common shares and $0.95 in cash  UBS and Citizens Bank have provided a binding commitment to provide a bridge facility, if necessary, to serve as a backstop for any debt that will come due and provide cash for a portion of the merger consideration  RCA would be obligated to pay 2.5% of equity price, or $25.6 million, or expense reimbursement up to $5.0 million if the transaction is terminated as a result of entering into or recommending a superior acquisition proposal or as a result of other customary termination events.  Additionally, AFIN would be obligated to pay 2.5% of the equity price, or $25.6 million, or expense reimbursement up to $5.0 million, if the transaction is terminated for certain customary termination events  At closing, RCA's two independent directors will join AFIN's board, bringing the total number of directors to six, including five independent directors  Announcement Date: September 7, 2016  Record Date: December 15, 2016  Shareholder Meeting: February 13, 2017  Anticipated Closing Date: Q1 2017 1) In addition to the consideration of $0.95 in cash and 0.385 AFIN shares for each RCA share, each outstanding RCA OP Unit (other tha n the RCA OP Units held by RCA) will convert into 0.424 AFIN OP Units, each outstanding RCA OP Unit and RCA GP Unit held by RCA will convert into 0.385 AFIN OP Units, the 47 9,802 Class B RCA Units held by American Realty Capital Retail Advisor, LLC (the “RCA Advisor”) and a sub - advisor will convert into AFIN OP Units at a 0.424 exchange ratio, and RCA Advisor’s subordinated p articipation will be redeemed for a cash payment, to be determined in accordance with the existing terms of the subordination participation . Based on the per share value of the AFIN common shares issuable in the transaction (using AFIN's published estimated per share NAV as of December 31, 2015 of $24.17) and the cumula tiv e distributions through September 30, 2016, the redemption payment would have been approximately $ 3.1 million if the transaction had been consummated on September 30, 2016. The actual redemption payment will be computed in accordance with the foregoing based on cumulative distributions and the 7.00% performance hurdle rate applicable to the computation through the date of consummation of the transaction . 2) Based on AFIN's published estimated per share NAV and the total merger consideration of approximately $10.26/share to RCA; in clu sive of net debt as of September 30, 2016 and share count as of December 15, 2016 .

3 Combination Augments AFIN Scale and Portfolio Metrics (Portfolio details a s of 9/30/2016; shares as of 12/15/2016) Pro Forma Combined Company (3) Enterprise Value ($ billions) (1) $2.5 $1.4 $3.9 Equity Value ($ billions) (1) $1.6 $1.0 $2.5 No. of Properties 458 35 490 Total Rentable Square Feet (millions) 13.3 7.5 20.3 No. of States (2) 37 16 39 Top 10 Tenants (% of Annualized Straight - line Rent) 75.3% 28.1% 47.7% 1) Based on AFIN's published estimated per share NAV as of December 31, 2015 and the total merger consideration of approximately $1 0.26/share to RCA, calculated based on AFIN's published estimated per share NAV as of December 31, 2015 and the value of the cash consideration. Pro Forma Combined Company value includes transaction adjustments. 2) Including Washington, DC. 3) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties , which are subject to a purchase and sales agreement. Please refer to the “Definitions” slide .

4 Enhanced Scale Increases Capacity for Growth and Positions for Liquidity AFIN's pro forma balance sheet and credit metrics enhance its ability to access capital markets, and position the company for continued growth and liquidity Debt / Enterprise Value (1)  Enhanced size and scale better position combined company for liquidity opportunities  Manageable near - term debt maturities and ample near - term liquidity provide AFIN with a favorable and flexible capital structure  Merger increases AFIN's balance sheet flexibility for continued growth and acquisitions  Debt metrics align AFIN with public market peers for better positioning towards potential liquidity 1) AFIN Pro Forma metrics and market data as of September 30, 2016.

5 Enhances Diversification by Geography and Property Type AFIN Assets Only RCA Assets Only Crossover of Assets The acquisition of RCA further strengthens AFIN’s presence in key markets, and expands its geographic footprint to 39 states (1) Pro Forma Combined Property Type Mix (2)(3) 1) Including Washington, DC. 2) Based on annualized straight - line rent and properties owned as of 9/30/2016. 3) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties , which are subject to a purchase and sales agreement. Please refer to the “Definitions” slide . Standalone Company’s Property Type Mix (2) Pro Forma Combined Geographic Footprint Single - Tenant Retail , 45% Office , 29% Industrial , 26% AFIN Multi - Tenant Retail , 100% RCA Industrial, 17 % Single - Tenant Retail 30% Multi - Tenant Retail, 39% Office, 14%

6 Acquisition of RCA Adds High Quality Tenants Top Ten Tenants (1)(2) Credit Rating Type # of Leased Spaces SF (mm) Remaining Lease Term (years) Annualized Straight - Line Rent ($ mm) % of Total Annualized SLR BBB+ Retail 204 1.1 9.8 $29.4 11.7% AA Office 1 0.7 9.8 $18.8 7.5% BB Industrial 5 3.0 6.0 $16.8 6.7% B+ Industrial 9 1.4 11.0 $12.7 5.1% BBB Retail 8 0.5 10.1 $9.9 3.9% A - Office 2 0.8 3.4 $7.4 3.0% A - Retail 7 1.0 10.4 $7.0 2.8% A Industrial 3 1.4 9.3 $6.8 2.7% BBB Retail 18 0.3 12.1 $5.5 2.2% A+ Office 1 0.4 4.8 $5.3 2.1% The acquisition of RCA further strengthens AFIN’s tenant base and also diversifies its top 10 tenant concentration from 75.3% to 47.7% (1) of annualized straight - line rent (1) Enhances Diversification by Tenant Type (1) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties , which are subject to a purchase and sales agreement. Please refer to the “Definitions” slide . (2) Top ten tenants of combined portfolio, based on annualized straight - line rent as of September 30, 2016 .

American Finance Trust

Meaningful Cost Synergies and Improved Management Contract

Lower fees and a path to internalization[1]

2017 Base Management Fees as a percentage of AFIN's real estate investments would decrease to 56bps from 81bps, and total 2017 Base Management Fees paid will be $6.1 million lower than the total of standalone management fees of AFIN and RCA[2]

	Current Contract	New Contract
Fixed Portion of Base Management Fee	▪ Base fee of $18.0 million per annum	▪ Upon completion of the proposed acquisition of RCA, the base management fee on the combined portfolio will be: ▪ $21.0 million in Year 1 ▪ $22.5 million in Year 2 ▪ $24.0 million in Year 3 and thereafter
Incremental Base Management Fee	▪ To be increased by 1.50% on new equity raised	▪ To be increased by 1.25% on new equity raised [3]
Variable Management Fee	▪ 15% of quarterly Core Earnings[4] per share over $0.375, plus 10% of quarterly Core Earnings per share over $0.50	▪ **Unchanged**; 15% of quarterly Core Earnings per share over $0.375, plus 10% of quarterly Core Earnings per share over $0.50
Transactional Fees	▪ No acquisition, disposition or financing fees charged	▪ **Unchanged**; None
Defined Management Internalization Option	▪ Non-terminable except for "Cause"	▪ AFIN's independent directors may elect to internalize after October 1, 2018 subject to certain conditions and fees

(1) Expanded provisions and definitions can be found on the "Internalization Provision Details" slide, and are subject to closing of the transaction.

(2) Based on real estate investments, at cost as of 9/30/2016; excludes the potential additional fees to RCA's Advisor from acquisition, disposition, and financing activities; also excludes Variable Management Fees paid by both AFIN and RCA; assumes Year 1 is 2017.

(3) Excluding equity issued in the transaction with RCA; in addition excludes equity issuance associated with other mergers or acquisitions with entities managed by AR Global Investments, LLC, in which case the Base Management Fee would increase by 31, 47, and 62 bps of the acquired entity's equity value for years 1, 2, and 3 and thereafter, respectively.

(4) "Core Earnings" is a non-GAAP measure whose definition can be found on the "Definitions" slide.

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8 Internalization Provision Details Management Internalization Option  AFIN, acting by a two - thirds (2/3) vote of the independent directors, may elect to internalize subject to the following conditions:  (i) nine (9) months prior written notice of election  (ii) effective date of notice no earlier than January 1, 2018  (iii) Internalization Fee equal to $15.0 million plus: (i) 4.5x of “Subject Fees” if the internalization occurs on or prior to December 31, 2028; or (ii) 3.5x of “Subject Fees” if the internalization occurs on or after January 1, 2029 plus 1.00% of (x) the purchase price of each acquisition or merger that occurs after the notice date occurs and prior to the internalization and (y) amount of new equity raised by AFIN and its subsidiaries after the end of fiscal quarter in which the notice date occurs and prior to the internalization  “Subject Fees” means (i) (x) the actual Base Management Fee and Variable Management Fees payable for the fiscal quarter in which the Notice Date occurs multiplied by (y) four (4) plus (ii) without duplication, the annual increase in the Base Management Fee resulting from the amount of new equity raised by AFIN or its subsidiaries within the fiscal quarter in which the Notice Date occurs

9 Multiple Strategic Benefits for AFIN Shareholders Merger provides for expansion of current investment strategy and creates earnings accretion, growth opportunities , a preservation of current capital investment, and greater portfolio diversification  Larger scale and additional attractive assets on the balance sheet  Enhances access to capital markets and better p ositions AFIN for future liquidity options  Estimated to be accretive in 2017  Improved cash flow strengthens ability to pay distributions  Pro forma combined Top 10 Tenants decreases from 75.3% (1) to 47.7% (1)(2) of annualized straight - line rent  Maintains high quality tenant base and strong occupancy  $10.9 million of annual savings expected in 2017 from a reduction of $6.1 million of RCA asset and property management fees, and $4.8 million of duplicative corporate G&A  Base advisory fees will decrease as a percentage of gross assets on a consolidated basis  Creates a defined management internalization option  Maintains AFIN's flexibility for continued growth and acquisitions  Manageable near - term maturities on portfolio debt Enhanced Scale Cost Savings from Amended Advisory Agreement Improved Capital Structure Significantly Accretive to Earnings Enhanced Diversification 1) As of 9/30/2016. 2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties , which are subject to a purchase and sales agreement. Please refer to the “Definitions” slide.

American Finance Trust

Experienced Management Team & Enhanced Corporate Governance

Upon the close of the transaction, AFIN will add two independent directors from RCA's board, increasing the total number of independent director's on AFIN's board of directors to five. AFIN will also add key members of RCA's management team(1), combining teams with proven track-records of managing acquisitions and dispositions throughout the real estate cycle and across asset classes.

Executive Management



Michael Weil

Chief Executive Officer, President and Chairman of the Board of Directors

- Founding partner of AR Global Investments, LLC (the successor business to AR Capital, LLC, "AR Global" or our "Sponsor")
- Supervised the origination of investment opportunities for all AR Global-sponsored investment programs
- Previously served as Senior VP of sales and leasing for American Financial Realty Trust (AFRT)
- Served as president of the Board of Directors of the Real Estate Investment Securities Association (REISA)



Nicholas Radesca

Chief Financial Officer, Treasurer and Secretary

- Formerly CFO & Corporate Secretary for Solar Capital Ltd. and Solar Senior Capital Ltd.
- Previously served as Chief Accounting Officer at iStar Financial, Inc.

Single-Tenant Portfolio



Jason Slear

Senior Vice President of Real Estate Acquisitions/Dispositions

- Responsible for sourcing, negotiating, and closing AR Global's net-lease real estate acquisitions and dispositions
- Formerly East Coast Territory Director for American Financial Realty Trust (AFRT) where he was responsible for the disposition and leasing activity for a portion of AFRT's 37.3 million square foot portfolio

Multi-Tenant Portfolio



Kase Abusharkh

Chief Investment Officer – Multi-Tenant Portfolio (2)

- 15 years of experience in commercial real estate finance, acquisition, disposition and development
- Facilitated over $2 billion in commercial real estate transactions

1) AFIN continues its discussions with Lincoln Property Company ("Lincoln") to enter a property management agreement for the management of multi-tenant properties post-transaction.
2) Currently CIO of RCA and will be named CIO of AFIN's multi-tenant portfolio post-transaction.

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11 Merger Timeline April 12 , 2016 ▪ A Special Committee was formed to evaluate any possible transaction September 6, 2016 ▪ Signin g of merger agreement with RCA October 21, 2016 ▪ End of go - shop period December 15, 2016 ▪ Record date December 16, 2016 ▪ Proxy Statement effective date From December 16, 2016 to February 13, 2017 ▪ Proxy solicitation for AFIN and RCA shareholders on record as of December 15, 2016. Voting instructions are provided on slide 12 February 13 , 2017 ▪ AFIN and RCA shareholder meetings Q1 2017 ▪ Closing of AFIN - RCA merger expected (subject to shareholder approvals and satisfaction of other customary closing conditions )

12 What Do I Do Next? If you have any questions about voting your shares in connection with the special meeting being held on February 13 , 2017 , please contact our proxy solicitor, Broadridge Investor Communication Solutions, Inc . at (855) 973 - 0094 . Stockholders also have the following options for authorizing a proxy to vote their shares . Vote by Phone at 1 - 800 - 690 - 6903 and please have your control number available. Vote by Mail by completing, signing and dating the enclosed proxy ballot and returning it in the pre - paid envelope provided in this package. Vote by Internet at www .pr o x yvo te . com/AFIN and enter the contr ol number on the voting instructions f orm and foll ow the promp ts. Your VOTE is Needed!

13 Important Information Forward Looking Statements Certain statements made in this presentation are “forward - looking statements” (as defined in Section 21E of the Exchange Act), which reflect the expectations of AFIN and RCA regarding future events. The forward - looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward - looking statements. Such forward - looking statements include, but are not limited to, whether and when the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) between AFIN and RCA, among others, will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future dividends and market valuations, and other statements that are not historical facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward - looking statements: the ability to obtain regulatory approvals for the transaction and the approval by AFIN’s and RCA’s stockholders of the transactions contemplated in the Merger Agreement; market volatility; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely a ffect the companies; and the business plans of the tenants of the respective parties. Additional factors that may a ffect future results are contained in AFIN’s and RCA’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. AFIN and RCA disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

14 Important Information Risk Factors Our potential risks and uncertainties are presented in the section titled “Item 1A. Risk Factors” disclosed in our Annual Report on Form 10 - K for the year ended December 31, 2015 and our Quarterly Reports on Form 10 - Q filed from time to time. The following are some of the risks and uncertainties relating to us and the proposed transaction, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward - looking statements:  All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in American Fi nance Advisors, LLC (our “Advisor”) or other entities under common control with AR Global. As a result, our executive officers, our Advisor and its affiliates face con flicts of interest, including significant conflicts created by our Advisor’s compensation arrangements with us and other investment programs advised by affiliates of o ur Sponsor and conflicts in allocating time among these entities and us, which could negatively impact our operating results.  Although we previously announced our intention to list our shares of common stock on the New York Stock Exchange and the merger is conditioned on our shares of common stock being authorized for listing, the merger agreement does not require that our common stock be listed upon closing and there can be no assurance that our shares of common stock will be listed. No public market currently exists, or may ever exist, for shares of our commo n s tock and our shares are, and may continue to be, illiquid.  We depend on tenants for our rental revenue and, accordingly, our rental revenue is dependent upon the success and economic v iab ility of our tenants.  Our tenants may not achieve our rental rate incentives and our expenses could be greater, which may impact our results of operations.  The merger and related transactions are subject to certain conditions, including approval by stockholders of AFIN and RCA.  Failure to complete the merger could negatively impact the value of AFIN common stock, and the future business and financial results of AFIN.  The pendency of the merger could adversely a ffect the business and operations of AFIN and RCA.  If the merger is not consummated by March 6, 2017, either AFIN or RCA may terminate the merger agreement.  RCA is engaged in the business of owning and operating retail properties, including power centers and lifestyle centers , and this business has different risks than our current business which primarily consists of owning net leased real estate, including shorter lease terms, greater exposu re to downturns in the retail market, dependence on the success and economic viability of anchor tenants and competition from alternative retail channels such as i nte rnet shopping .  We have not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions , a nd, as such, we may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on our Advisor to waive reimbursement of c ert ain expenses or fees. There is no assurance that our Advisor will waive reimbursement of expenses or fees.  We may be unable to pay or maintain cash distributions at the current rate or increase distributions over time.  We are obligated to pay fees, which may be substantial, to our Advisor and its affiliates.  We are subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit market s o f the United States of America.  We may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes, whic h w ould result in higher taxes, may adversely a ffect our operations and would reduce the value of an investment in our common stock and our cash available for distributions.  We may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the “Investm ent Company Act”), and thus subject to regulation under the Investment Company Act.

15 Important Information Additional Information About the Proposed Transaction and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitati on of any vote or approval. In connection with the proposed transaction, AFIN and RCA intend to file relevant materials with the SEC, including a joint proxy statement on Schedule 14A. BOTH AFIN AND RCA STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the proxy statement and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by AFIN and RCA with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com. AFIN and RCA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from both companies’ stockholders in respect of the proposed transaction. Information regarding AFIN’s directors and executive officers can be found in AFIN’s definitive proxy statement filed with the SEC on April 29, 2016. Information regard ing RCA’s directors and executive officers can be found in RCA’s definitive proxy statement filed with the SEC on April 29, 2016. Additional information regarding the interests of potential participants will be included in the joint proxy statement and ot her relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from AFIN and RCA, as applicable, using the sources indicated above.

16 Projections This presentation includes estimated projections of future operating results. These projections were not prepared in accordance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. This information is not fact and should not be relied upo n as being necessarily indicative of future results; the projections were prepared in good faith by management and are based on numerous assumptions that may prove to be wrong. Important factors that may a ffect actual results and cause the projections to not be achieved include, but are not limited to, risks and uncertainties relating to the company and other factors describ ed in the “Risk Factors” section of AFIN’s Annual Report on Form 10 - K filed with the SEC on March 16, 2016, AFIN’s Quarterly Reports on Form 10 - Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 11, 2016 and November 10, 2016, respectively, in the “Risk Factors” section of RCA’s Annual Report on Form 10 - K filed with the SEC on March 11, 2016, RCA’s Quarterly Reports on Form 10 - Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 12, 2016 and November 14, 2016, respectively, in AFIN’s and RCA’s future filings with the SEC. The projections also reflect assumptions as to certain business decisions th at are subject to change. As a result, actual results may differ materially from those contained in the estimates. Accordingly, the re can be no assurance that the estimates will be realized. This presentation also contains estimates and information concerning our industry, including market position, market size, an d growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports . The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including tho se described in the “Risk Factors” section of the Company’s Annual Report on Form 10 - K filed with the SEC on March 16, 2016, the Quarterly Reports on Form 10 - Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 11, 2016 and November 10, 2016, respectively, and in future filings with the SEC. These and other factors could cause results to differ materially from those expressed in these publications and reports.

17 Definitions  Core Earnings  Core Earnings means the net income (loss), computed in accordance with GAAP, excluding (i) non - cash equity compensation expense, (ii) the Variable Management Fee, (iii) acquisition and transaction related fees and expenses, (iv) financing related fees and expense s, (v) depreciation and amortization, (vi) realized gains and losses on the sale of assets, (vii) any unrealized gains or losses or other non - cash i tems that are included in net income (loss) for the applicable reporting period, regardless of whether such items are included in other comprehensiv e i ncome or loss, or in net income, (viii) one - time events pursuant to changes in GAAP and certain non - cash charges, (ix) impairment losses on real esta te related investments and other than temporary impairment of securities, (x) amortization of deferred financing costs, (xi) amortizatio n o f tenant inducements, (xii) amortization of straight - line rent, (xiii) amortization of market lease intangibles, (xiv) provision for loan losses and (xv) other non - recurring revenue and expenses, in each case after discussions between AFIN's Advisor and its Independent Directors and approved by a majority of AFIN's Independent Directors .  Merrill Lynch Properties  AFIN has entered into a purchase and sale agreement dated as of October 11, 2016, as amended on November 10, 2016, November 1 8, 2016, November 23, 2016 and December 1, 2016, for the sale of three properties leased to Merrill Lynch, Pierce, Fenner & Smith (the “Merrill Lynch Properties”) owned by AFIN for a contract purchase price of $148.0 million, exclusive of closing costs. The buyer's obligatio n t o close on its acquisition of the Merrill Lynch properties was subject to the satisfactory completion of the buyer’s due diligence review, w hic h the buyer completed on December 1, 2016, as well as a financing contingency, which expired on December 13, 2016. The purchase and sale agr eement is subject to customary conditions. All references to AFIN after completion of the merger give effect to the mergers and to the dis position by AFIN of the properties referred to as the Merrill Lynch properties.  AFIN does not have a material relationship with the buyer, and the disposition will not be an affiliated transaction. Althoug h A FIN believes the disposition of the Merrill Lynch Properties is probable, there can be no assurance that the disposition will be consummated.

 For account information , including balances and the status of submitted paperwork, please call us at (866) 902 - 0063  Financial Advisors may view client accounts, statements and tax forms at www.dstvision.com  Shareholders may access their accounts at www.ar - global.com AmericanFinanceTrust.com

RCA Investor Presentation

American Realty Capital – Retail Centers of America to be Acquired by American Finance Trust

(1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN’s published estimated per share NAV as of December 31, 2015 of $ 24.17, respectively; the enterprise value may not reflect the price at which AFIN's shares would trade if they were listed on an exchange. 2 CREATING A DIVERSIFIED REIT WITH A RETAIL FOCUS A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . Broke Escrow March 2012 Closed Initial Public Offering September 2014 Acquired $1.2bn in high - quality power and lifestyle centers June 2012 - December 2015 Merger with AFIN Target Closing: Q1 2017 American Finance Trust Inc. (“AFIN”) to acquire American Realty Capital – Retail Centers of America (“RCA”) for total consideration of $1.5 billion (1) ▪ Approximate total consideration of $10.26 per share of RCA common stock ▪ $0.95 cash and 0.385 share of AFIN common stock per share of RCA common stock Combined Enterprise Value (1) : $3.9 billion Target Closing: Q1 2017

TRANSACTION BENEFITS

American Realty Capital
Retail Centers of America

AFIN and RCA merger will create a scaled, diversified REIT with a retail focus

Increases Scale and Positions Company for Future Liquidity	• Combined enterprise value[(1)] of $3.9 billion; rentable square footage growing from 7.5 million to 20.3 million[(2)] • Increased size and scale expected to provide better access to capital, improve cost of capital, and better position the combined company for future liquidity options • Large, diversified portfolio provides greater flexibility to sell assets without materially impacting company cash flow
Material Cost Savings	• Annual savings expected in 2017 of $10.9 million from a reduction of $6.1 million[(3)] in asset management fees and $4.8 million[(4)] of duplicative corporate G&A
Further Portfolio Diversification	• Enhanced diversification by property type, tenant base and geography, which reduces exposure to individual property sector market cycles • Greater diversification reduces risk and broadens the revenue base of the combined company
Meaningful Participation in Future Prospects of Combined Company	• RCA shareholders will own approximately 37%[(5)] of a national portfolio of retail and triple net lease properties well positioned for future growth
Distribution Parity for RCA Shareholders	• Post transaction distribution per exchanged RCA common share will remain $0.64 per share, in line with existing RCA distribution per share[(6)]

(1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN's published estimated per share NAV as of December 31, 2015 of $24.17, respectively.
(2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the "Definitions" slide.
(3) Management fee savings in year 1; base management fee under the new AFIN advisory agreement will increase in subsequent years.
(4) Includes estimated G&A, consisting of reductions in expenses for audit, tax, accounting, legal, and other professional services; estimates prepared by AFIN management.
(5) Based on fully diluted shares outstanding as of December 15, 2016.
(6) Based on exchange ratio of 0.385 and AFIN's annualized daily distribution.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 3

TRANSACTION DETAILS

American Realty Capital
Retail Centers of America

Consideration	• $0.95 in cash and 0.385 shares of AFIN common stock for each share of RCA common stock[1] • Total consideration of approximately $10.26 per share of RCA, based on AFIN's published estimated per share NAV as of December 31, 2015 of $24.17
Distributions	• AFIN currently pays an annualized distribution of $1.65 per share • Based on the 0.385 exchange ratio, RCA shareholders will receive an implied distribution of $0.64 per exchanged share, which is equivalent to the per share distribution RCA shareholders currently receive on an annual basis
Pro Forma Ownership	• Post transaction, RCA shareholders will own approximately 37%[2] of the combined company's common stock
Corporate Oversight and Management	• At closing, two RCA independent directors will be appointed to the AFIN board, bringing the total number of directors to six, including five independent directors • AFIN will also add key members of RCA's management team[3], combining teams with proven track-records of managing acquisitions and dispositions throughout the real estate cycle and across asset classes
Go-Shop	• 45-day Go-Shop period to solicit a superior offer expired October 21, 2016, RCA's financial advisor contacted over 80 potential bidders, but no alternative acquisition proposals were provided by third parties
Breakup Fee	• RCA would be obligated to pay 2.5% of equity price, or $25.6 million, or expense reimbursement up to $5.0 million, if the transaction is terminated as a result of entering into or recommending a superior acquisition proposal or as a result of other customary termination events • Additionally, AFIN would be obligated to pay 2.5% of equity price, or $25.6 million, or expense reimbursement of up to $5.0 million, if the transaction is terminated for certain customary termination events.
Timing	• Announcement Date: September 7, 2016 • Record Date: December 15, 2016 • Shareholder Meeting: February 13, 2017 • Anticipated Closing Date: Q1 2017

(1) In addition to the consideration of $0.95 in cash and 0.385 AFIN shares for each RCA share, each outstanding RCA OP Unit (other than the RCA OP Units held by RCA) will convert into 0.424 AFIN OP Units, each outstanding RCA OP Unit and RCA GP Unit held by RCA will convert into 0.385 AFIN OP Units, the 479,802 Class B RCA Units held by American Realty Capital Retail Advisor, LLC (the "RCA Advisor" or our "Advisor") and a sub-advisor will convert into AFIN OP Units at a 0.424 exchange ratio, and RCA Advisor's subordinated participation will be redeemed for a cash payment, to be determined in accordance with the existing terms of the subordination participation. Based on the per share value of the AFIN common shares issuable in the transaction (using AFIN's published estimated per share NAV as of December 31, 2015 of $24.17) and the cumulative distributions through September 30, 2016, the redemption payment would have been approximately $3.1 million if the transaction had been consummated on September 30, 2016. The actual redemption payment will be computed in accordance with the foregoing based on cumulative distributions and the 7.00 % performance hurdle rate applicable to the computation through the date of consummation of the transaction.

(2) Based on fully diluted shares outstanding as of December 15, 2016.

(3) AFIN continues its discussions with Lincoln Property Company ("Lincoln") to enter a property management agreement for the management of multi-tenant properties post-transaction.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 4

MERGER COMBINES TWO HIGH QUALITY ASSET PORTFOLIOS

American Realty Capital
Retail Centers of America

Merger creates significant scale, while increasing property type, tenant and geographical diversification

	American Realty Capital Retail Centers of America		American Finance Trust		American Realty Capital Retail Centers of America + American Finance Trust [(4)(5)]
Enterprise Value[(1)]	$1.4 billion	+	$2.5 billion	=	$3.9 billion
Number of Properties	35		458		490
Number of Tenants	398		43		433
Square Footage	7.5 million		13.3 million		20.3 million
States[(2)]	16		37		39
Weighted Average Remaining Lease Term[(3)]	5.2 years		9.4 years		7.8 years
Occupancy	92.9%		100.0%		97.4%
Annualized Straight-Line Rent / Square Foot	$13.03		$12.40		$12.34
Top 10 Tenant Concentration[(3)]	28.1%		75.3%		47.7%

Note: Data as of September 30, 2016.

(1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN's published estimated per share NAV as of December 31, 2015 of $24.17, respectively.

(2) Includes Washington, D.C.

(3) Based on annualized straight-line rent.

(4) Represents pro forma combined company.

(5) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the "Definitions" slide.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 5

(1) Based on annualized straight - line rent and properties owned as of September 30, 2016. (2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties , which are subject to a purchase and sale agreement. Please refer to the “Definitions” slide . MERGER CREATES A SIGNIFICANTLY DIVERSIFIED PORTFOLIO Pro Forma Portfolio Map Portfolio Property Type Mix (1) 6 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . TBU Pending Advisor Comments Geographic Diversification (1)(2) AFIN Property Type Single - Tenant Retail 45% Office 29% Industrial 26 % RCA Property Type Multi - Tenant Retail 100% 43% 16% 21% 9% 7% 4% South Mid-Atlantic Midwest Southwest New England West Pro Forma Property Type (2) Industrial 17 % Single - Tenant Retail 30 % Multi - Tenant Retail 39 % Office 14%

MERGER FURTHER ESTABLISHES A STRONG, DIVERSIFIED TENANT BASE

American Realty Capital Retail Centers of America

Strong diversification with only seven tenants overlapping between RCA and AFIN portfolios

Current AFIN portfolio is 71.2% leased to investment grade or implied investment grade tenants(3)

Weighted average remaining lease term increases from 5.2 to 7.8(2) years with no significant near-term lease roll(3)

RCA's shorter leases complement AFIN's long-term leases to create a well-laddered lease expiration schedule

Top Ten Tenants(1)(2)	Credit Rating	Type	# of Leased Spaces	SF (mm)	Remaining Lease Term (years)	Annualized Straight-Line Rent ($mm)	% of Total Combined Annualized SLR
SunTrust	BBB+	Retail	204	1.1	9.8	$29.4	11.7%
SANOFI	AA	Office	1	0.7	9.8	$18.8	7.5%
C&S Wholesale Grocers	BB	Industrial	5	3.0	6.0	$16.8	6.7%
americold	B+	Industrial	9	1.4	11.0	$12.7	5.1%
Stop&Shop	BBB	Retail	8	0.5	10.1	$9.9	3.9%
TRAVEL	A-	Office	2	0.8	3.4	$7.4	3.0%
LOWE'S	A-	Retail	7	1.0	10.4	$7.0	2.8%
THE HOME DEPOT	A	Industrial	3	1.4	9.3	$6.8	2.7%
Walgreens	BBB	Retail	18	0.3	12.1	$5.5	2.2%
UnitedHealthcare	A+	Office	1	0.4	4.8	$5.3	2.1%

Well-Laddered, Long-Term Lease Maturity Schedule(2)(3)



0.3%
5.5%
6.1%
8.5%
5.4%
6.5%
7.0%
6.1%
4.6%
7.1%
13.4%
12.4%
2.6%
6.7%
7.8%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030+

(1) Top tenants of combined portfolio, based on annualized straight-line rent as of September 30, 2016.
(2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the "Definitions" slide.
(3) Based on annualized straight-line rent as of September 30, 2016.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 7

SIGNIFICANT SAVINGS CREATED FROM REDUCED FEES

American Realty Capital
Retail Centers of America

As Part of the Transaction, AFIN is Entering into a New External Advisor Agreement

	Existing RCA Agreement	Existing AFIN Agreement	New AFIN Agreement
Base Management Fee	• 0.75% of total asset cost *(~$9.0 mm per year)*	• $18.0 mm per year	• Year 1: $21.0 mm • Year 2: $22.5 mm • Year 3+: $24.0 mm
Incremental Base Fee	• 0.75% of incremental asset cost	• 1.50% of cumulative equity issued after a Listing	• 1.25% of cumulative equity issued(2)
Variable Management Fee	• None	• 15.00% of quarterly Core Earnings(3) over $0.375 per share, plus; • 10.00% of quarterly Core Earnings over $0.50	• 15.00% of quarterly Core Earnings over $0.375 per share, plus; • 10.00% of quarterly Core Earnings over $0.50
Acquisition Fee	• 1.00% of purchase price	• None	• None
Disposition Fee	• 2.00% of contract sale price	• None	• None
Financing Fees	• 1.00% of loan amount	• None	• None
Length of Advisory Agreement	• One year term; unlimited one year renewals unless terminated by either party	• 20 year initial term • Automatically renewable for 20 year terms	• 20 year initial term • Automatically renewable for 20 year terms
Defined Management Internalization Option	• None	• None	• AFIN can internalize after October 1, 2018 with payment of Internalization Fee(1)

(1) Internalization Fee is equal to $15 million, plus either 4.5x "Subject Fees" if internalization occurs on or before Dec. 31, 2028, or 3.5x "Subject Fees" if internalization occurs on or after January 1, 2029, plus 1% of the purchase price of any investment or equity raise following the fiscal quarter in which notice is provided. "Subject Fees" means (i) (x) the actual Base Management Fee and Variable Management Fees payable for the fiscal quarter in which the Notice Date occurs multiplied by (y) four (4) plus (ii) without duplication, the annual increase in the Base Management Fee resulting from the amount of new equity raised by AFIN or its subsidiaries within the fiscal quarter in which the Notice Date occurs.

(2) Excluding equity issued in the transaction with RCA or other mergers or acquisitions with entities managed by AR Global Investments, LLC, in which case the Base Management Fee would increase by 31, 47, and 62 bps of the acquired entity's equity value for years 1, 2, and 3 and thereafter, respectively.

(3) "Core Earnings" is a non-GAAP measure whose definition can be found on the "Definitions" slide.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 8

MERGER IMPROVES COMPETITIVE POSITIONING FOR RCA SHAREHOLDERS Note: Chart based on annualized straight - line rent as of September 30, 2016. (1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17, respectively. (2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the “Definitions” slide . (3) Management fee savings in year 1; base management fee under the new AFIN advisory agreement will increase in subsequent years. (4) Includes estimated G&A, consisting of reductions in expenses for audit, tax, accounting, legal, and other professional services; estimates prepared by AFIN management. 9 • RCA has built a quality national portfolio of power and lifestyle centers, but lacks critical scale relative to most public retail REITs • The merger with AFIN will create additional scale , which is expected to improve access to capital and create cost savings • $10.9 million of annual savings expected in 2017 from a reduction of $6.1 million (3) of RCA asset management fees and $4.8 million of duplicative corporate G&A (4) • AFIN’s diversified portfolio reduces exposure to individual property sector market cycles A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . $3.9 billion Enterprise Value (1) Pro Forma Property Type (2) Industrial 17 % Single - Tenant Retail 30 % Multi - Tenant Retail 39 % Office 14%

TRANSACTION PROCESS & TIMING Special Committee Formed March 9 , 2016 Signing of Merger Agreement September 6, 2016 Go - Shop Period Expiration October 21, 2016 Record Date December 15, 2016 Proxy Statement Effective Date December 16, 2016 Proxy Solicitation Period December 16, 2016 to February 13, 2017 RCA Shareholder Meeting February 13, 2017 Transaction Closing Anticipated Q1 2017 10 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

WHAT DO I DO NEXT? 11 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . If you have any questions about voting your shares in connection with the special meeting being held on February 13 , 2017 , please contact our proxy solicitor, Broadridge Investor Communication Solutions, Inc . at (855) 973 - 0094 . Stockholders also have the following options for authorizing a proxy to vote their shares . Vote by Phone at 1 - 800 - 690 - 6903 and please have your control number available. Vote by Mail by completing, signing and dating the enclosed proxy ballot and returning it in the pre - paid envelope provided in this package. Vote by Internet at www .pr o x yvo te . com/ RCA and enter the contr ol number on the voting instructions f orm and foll ow the promp ts. Your VOTE is Needed!

IMPORTANT INFORMATION

American Realty Capital Retail Centers of America

Forward-Looking Statements

Certain statements made in this presentation are "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934), which reflect the expectations of RCA and AFIN regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") between RCA and AFIN, among others, will be consummated, the new combined company's plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future distributions and market valuations, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval by AFIN's and RCA's stockholders of the transactions contemplated in the Merger Agreement; market volatility; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the tenants of the respective parties. Additional factors that may affect future results are contained in RCA's and AFIN's filings with the SEC, which are available at the SEC's website at www.sec.gov. RCA and AFIN disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Risk Factors

Our potential risks and uncertainties are presented in the section titled "Item 1A. Risk Factors" disclosed in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Reports on Form 10-Q filed from time to time. The following are some of the risks and uncertainties relating to us and the proposed transaction, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

- All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in American Realty Capital Retail Advisor, LLC or other entities under common control with AR Global Investments, LLC ("AR Global"). As a result, our executive officers, our Advisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor's compensation arrangements with us and other investment programs advised by affiliates of our sponsor and conflicts in allocating time among these entities and us, which could negatively impact our operating results.
- The merger and related transactions are subject to certain conditions, including approval by stockholders of RCA and AFIN.
- The merger is conditioned on AFIN's common stock being authorized for listing, but the merger agreement does not require that AFIN's common stock begin trading upon closing. There can be no assurance that our or AFIN's common stock will be listed. No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.
- AFIN's net asset value represents AFIN's estimate of the value of its assets and does not necessarily represent the amount a third party would pay for AFIN's assets or the price at which AFIN's shares would trade if they were listed on an exchange or were actively traded by brokers.
- Failure to complete the merger could negatively impact the value of RCA common stock, and the future business and financial results of RCA.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 12

IMPORTANT INFORMATION (CONT'D)

American Realty Capital Retail Centers of America

- The pendency of the merger could adversely affect the business and operations of RCA and AFIN.
- If the merger is not consummated by March 6, 2017, either RCA or AFIN may terminate the merger agreement.
- We depend on tenants for our rental revenue and, accordingly, our rental revenue is dependent upon the success and economic viability of our tenants.
- Our tenants may not achieve our rental rate incentives and our expenses could be greater, which may impact our results of operations.
- We have not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions, and, as such, we may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on our Advisor to waive reimbursement of certain expenses or fees. There is no assurance that our Advisor will waive reimbursement of expenses or fees.
- We may be unable to pay or maintain cash distributions at the current rate or increase distributions over time.
- We are obligated to pay fees, which may be substantial, to our Advisor and its affiliates.
- We are subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit markets of the United States of America.
- We may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes, which would result in higher taxes, may adversely affect our operations and would reduce the value of an investment in our common stock and our cash available for distributions.
- We may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and thus subject to regulation under the Investment Company Act.
- All of AFIN's executive officers are also officers, managers or holders of a direct or indirect controlling interest in American Finance Advisors, LLC (the "AFIN Advisor") or other entities under common control with AR Global. As a result, AFIN's executive officers, the AFIN Advisor and its affiliates face conflicts of interest, including significant conflicts created by the AFIN Advisor's compensation arrangements with AFIN and other investment programs advised by affiliates of AFIN's Sponsor and conflicts in allocating time among these entities and AFIN, which could negatively impact AFIN's operating results.
- AFIN depends on tenants for its rental revenue and, accordingly, its rental revenue is dependent upon the success and economic viability of its tenants.
- AFIN's tenants may not achieve its rental rate incentives and AFIN's expenses could be greater, which may impact AFIN's results of operations.
- The merger and related transactions are subject to certain conditions, including approval by stockholders of AFIN and RCA.
- Failure to complete the merger could negatively impact the value of AFIN common stock, and the future business and financial results of AFIN.
- The pendency of the merger could adversely affect the business and operations of AFIN and RCA.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 13

IMPORTANT INFORMATION (CONT'D)

- RCA is engaged in the business of owning and operating retail properties, including power centers and lifestyle centers, and this business has different risks than AFIN's current business which primarily consists of owning net leased real estate, including shorter lease terms, greater exposure to downturns in the retail market, dependence on the success and economic viability of anchor tenants and competition from alternative retail channels such as internet shopping.
- AFIN has not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions, and, as such, AFIN may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on the AFIN Advisor to waive reimbursement of certain expenses or fees. There is no assurance that the AFIN Advisor will waive reimbursement of expenses or fees.
- AFIN may be unable to pay or maintain cash distributions at the current rate or increase distributions over time.
- AFIN are obligated to pay fees, which may be substantial, to the AFIN Advisor and its affiliates.
- AFIN is subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit markets of the United States of America.
- AFIN may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes, which would result in higher taxes, may adversely affect its operations and would reduce the value of an investment in its common stock and its cash available for distributions.
- AFIN may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and thus subject to regulation under the Investment Company Act.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, RCA and AFIN intend to file relevant materials with the SEC, including a joint proxy statement/prospectus. **BOTH RCA AND AFIN STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.**

Investors may obtain free copies of the proxy statement/prospectus and other relevant documents filed by RCA and AFIN with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by RCA and AFIN with the SEC are also available free of charge on AFIN's website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA's website at www.retailcentersofamerica.com.

RCA and AFIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from both companies' stockholders in respect of the proposed transaction. Information regarding RCA's directors and executive officers can be found in RCA's definitive proxy statement filed with the SEC on April 29, 2016. Information regarding AFIN's directors and executive officers can be found in AFIN's definitive proxy statement filed with the SEC on April 29, 2016. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC's website and from RCA and AFIN, as applicable, using the sources indicated above.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 14

PROJECTIONS

This presentation includes estimated projections of future operating results. These projections were not prepared in accordance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. This information is not fact and should not be relied upon as being necessarily indicative of future results; the projections were prepared in good faith by management and are based on numerous assumptions that may prove to be wrong. Important factors that may affect actual results and cause the projections to not be achieved include, but are not limited to, risks and uncertainties relating to the company and other factors described in the "Risk Factors" section of RCA's Annual Report on Form 10-K filed with the SEC on March 11, 2016, RCA's Quarterly Reports on Form 10-Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 12, 2016 and November 14, 2016, respectively, in the "Risk Factors" section of AFIN's Annual Report on Form 10-K filed with the SEC on March 16, 2016, AFIN's Quarterly Reports on Form 10-Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 11, 2016 and November 10, 2016, respectively, in RCA's and AFIN's future filings with the SEC. The projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the estimates. Accordingly, there can be no assurance that the estimates will be realized.

This presentation also contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section of the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2016, the Quarterly Reports on Form 10-Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 12, 2016 and November 14, 2016, respectively, and in future filings with the SEC. These and other factors could cause results to differ materially from those expressed in these publications and reports.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 15

• Core Earnings • Core Earnings, as defined in the existing AFIN advisory agreement and the new AFIN advisory agreement, means the net income (loss), computed in accordance with GAAP, excluding (i) non - cash equity compensation expense, (ii) the Variable Management Fee, (iii) acquisition and transaction related fees and expenses, (iv) financing related fees and expenses, (v) depreciation and amortization , ( vi) realized gains and losses on the sale of assets, (vii) any unrealized gains or losses or other non - cash items that are included in net income (loss) for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, (viii) one - time events pursuant to changes in GAAP and certain non - cash charges, (ix) impairment losses on real estate related investments and other than temporary impairment of securities, (x) amortization of deferred financing costs, (xi) amortization of tenant inducements, (xii) amortization of straight - line rent, ( xiii) amortization of market lease intangibles, (xiv) provision for loan losses and (xv) other non - recurring revenue and expenses, in each case after discussions between the Advisor to AFIN and the independent directors of AFIN and approved by a majority of the independent d irectors of AFIN. • Merrill Lynch Properties • AFIN has entered into a purchase and sale agreement dated as of October 11, 2016, as amended on November 10, 2016, November 1 8, 2016, November 23, 2016 and December 1, 2016, for the sale of three properties leased to Merrill Lynch, Pierce, Fenner & Smith (the “Merrill Lynch Properties”) owned by AFIN for a contract purchase price of $148.0 million, exclusive of closing costs. The buyer's obligatio n t o close on its acquisition of the Merrill Lynch properties was subject to the satisfactory completion of the buyer’s due diligence review, w hic h the buyer completed on December 1, 2016, as well as a financing contingency, which expired on December 13, 2016. The purchase and sale agreement is subject to customary conditions. All references to AFIN after completion of the merger give effect to the mergers and to the disposition by AFIN of the properties referred to as the Merrill Lynch properties. • AFIN does not have a material relationship with the buyer, and the disposition will not be an affiliated transaction. Althoug h A FIN believes the disposition of the Merrill Lynch Properties is probable, there can be no assurance that the disposition will be consummated. DEFINITIONS 16 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

▪ For account information, including balances and the status of submitted paperwork, please call us at (866) 902 - 0063 ▪ Financial Advisors may view client accounts, statements and tax forms at www.dstvision.com ▪ Shareholders may access their accounts at www.ar - global.com American Realty Capital – Retail Centers of America www.RetailCentersofAmerica.com